October 10, 2019

Tim Ti
Chief Executive Officer
UTStarcom Holdings Corp.
Level 6, 28 Hennessy Road,
Admiralty, Hong Kong

       Re: UTStarcom Holdings Corp.
           Form 20-F for the Year Ended December 31, 2018
           Filed April 17, 2019
           File No. 001-35216

Dear Mr. Ti:

        We issued a comment to you on the above captioned filing on September 19, 2019. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by October 25, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve the material outstanding comment and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

        Please contact Robert Shapiro, Senior Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accounting Branch Chief, at (202) 551-3361 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology